Exhibit 10.1

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND AMENDMENT NO. 1 TO GUARANTY AND SECURITY AGREEMENT

This AMENDMENT NO. 1 TO CREDIT AGREEMENT AND AMENDMENT NO. 1 TO GUARANTY AND SECURITY AGREEMENT (this "Amendment") is entered into as of August 14, 2020, by and among the Lenders (as defined in the Credit Agreement) that are parties hereto, WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as administrative agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacities, "Agent"), FTS INTERNATIONAL SERVICES, LLC., a Texas limited liability company ("OpCo Borrower"), and FTS INTERNATIONAL, INC., a Delaware corporation ("Parent Borrower" and, together with OpCo Borrower, each a "Borrower" and individually and collectively, jointly and severally, the "Borrowers"), and FTS INTERNATIONAL MANUFACTURING, LLC, a Texas limited liability company ("Guarantor").

WHEREAS, Borrowers, Agent, and Lenders are parties to that certain Credit Agreement dated as of February 22, 2018 (as amended, restated, modified or supplemented from time to time, the "Credit Agreement");

WHEREAS, Borrowers, Guarantor and Agent are parties to that certain Guaranty and Security Agreement dated as of February 22, 2018 (the "Guaranty and Security Agreement");

WHEREAS, the Borrowers have requested that Agent and Lenders agree to amend each of the Credit Agreement and the Guaranty and Security Agreement in certain respects, and the Lenders are willing to amend each of the Credit Agreement and the Guaranty and Security Agreement as provided in this Amendment subject to the terms and conditions of this Amendment;

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

1.         Defined Terms.  Unless otherwise defined herein, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Credit Agreement.

2.         Amendments to Credit Agreement.  Subject to the satisfaction of the conditions set forth in Section 6 below, and in reliance on the representations and warranties of the Loan Parties set forth in Section 7 below, the Credit Agreement is hereby amended as follows:

(a)        Section 1 of the Credit Agreement is hereby amended by adding a new Section 1.9 immediately after Section 1.8 as follows:

1.9       Divisions.  For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction's laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

(b)        Section 2.3(e)(i) of the Credit Agreement is hereby amended by replacing each instance of "2:00 p.m." therein with "4:00 p.m." and each instance of "12:00 p.m." therein with "2:00 p.m."

(c)        Section 2.4(e) of the Credit Agreement is hereby amended by adding the following new Section 2.4(e)(iii) immediately after Section 2.4(e)(ii):

(iii) Anti-Cash Hoarding.  If at any time that any Loans, Letters of Credit, Bank Products or other Obligations, in each case that are not otherwise cash collateralized in accordance with the terms hereof, are outstanding, the Consolidated Cash Balance exceeds $10,000,000, then Borrowers shall promptly, but in any event within 1 Business Day, prepay the Obligations in accordance with Section 2.4(f) in an aggregate amount equal to the amount of such excess.

(d)        Section 2.4(f) of the Credit Agreement is hereby amended and restated in its entirety as follows:

(f)        Application of Payments.  Each prepayment pursuant to Section 2.4(e) shall, (A) so long as no Application Event shall have occurred and be continuing, be applied, first, to the outstanding principal amount of the Revolving Loans until paid in full (but, for purposes of clarification, with no corresponding reduction in the Maximum Revolver Amount or Commitments) and second, to cash collateralize the Letters of Credit in an amount equal to 105% of the then outstanding Letter of Credit Usage, provided that, other than with respect to any prepayment made or required to be made pursuant to Section 2.4(e)(iii), such cash collateral shall be returned to Borrowers promptly if an Overadvance does not exist (or after an Overadvance no longer exists) upon delivery to Lender of a written request of Borrowers requesting the return of such cash collateral and (B) if an Application Event shall have occurred and be continuing, be applied in the manner set forth in Section 2.4(b)(ii).

(e)        Section 2.11 of the Credit is hereby amended and restated in its entirety as follows:

2.11    Letters of Credit.

(a)        Subject to the terms and conditions of this Agreement, upon the request of Borrowers made in accordance herewith, and prior to the Maturity Date, Issuing Bank agrees to issue a requested standby Letter of Credit or a sight commercial Letter of Credit for the account of either or both of Borrowers or any of their respective Restricted Subsidiaries.  By submitting a request to Issuing Bank for the issuance of a Letter of Credit, Borrowers shall be deemed to have requested that Issuing Bank issue the requested Letter of Credit.  Each request for the issuance of a Letter of Credit, or the amendment, or extension of any outstanding Letter of Credit, shall be (i) irrevocable made in writing by an Authorized Person (ii) delivered to Agent and Issuing Bank via telefacsimile or other electronic method of transmission reasonably acceptable to Agent and Issuing Bank and reasonably in advance of the requested date of issuance, amendment, or extension and (iii) subject to Issuing Bank’s authentication procedures with results satisfactory to Issuing Bank.  Each such request shall be in form and substance reasonably satisfactory to Agent and Issuing Bank and (i) shall specify (A) the amount of such Letter of Credit, (B) the date of issuance, amendment, or extension of such Letter of Credit, (C) the proposed expiration date of such Letter of Credit, (D) the name and address of the beneficiary of the Letter of Credit, and (E) such other information (including, the conditions to drawing, and, in the case of an amendment, or extension, identification of the Letter of Credit to be so amended or extended) as shall be necessary to prepare, amend, or extend such Letter of Credit, and (ii) shall be accompanied by such Issuer Documents as Agent or Issuing Bank may request or require, to the extent that such requests or requirements are consistent with the Issuer Documents that Issuing Bank generally requests for Letters of Credit in similar circumstances.  Issuing Bank’s records of the content of any such request will be conclusive.  Anything contained herein to the contrary notwithstanding, Issuing Bank may, but shall not be obligated to, issue a Letter of Credit that supports the obligations of Borrowers or one of the Restricted Subsidiaries in respect of (x) a lease of real property to the extent that the face amount of such Letter of Credit exceeds the highest rent (including all rent-like charges) payable under such lease for a period of one year, or (y) an employment contract to the extent that the face amount of such Letter of Credit exceeds the highest compensation payable under such contract for a period of one year.

(b)        Issuing Bank shall have no obligation to issue a Letter of Credit if any of the following would result after giving effect to the requested issuance:

(i)        the Letter of Credit Usage would exceed $20,000,000; or

(ii)       the Letter of Credit Usage would exceed the Maximum Revolver Amount less the outstanding amount of Revolving Loans (including Swing Loans), or

(iii)      the Letter of Credit Usage would exceed the Borrowing Base at such time less the outstanding principal balance of the Revolving Loans (inclusive of Swing Loans) at such time.

(c)        In the event there is a Defaulting Lender as of the date of any request for the issuance of a Letter of Credit, Issuing Bank shall not be required to issue or arrange for such Letter of Credit to the extent (i) the Defaulting Lender’s Letter of Credit Exposure with respect to such Letter of Credit may not be reallocated pursuant to Section 2.3(g)(ii), or (ii) Issuing Bank has not otherwise entered into arrangements reasonably satisfactory to it and Borrowers to eliminate Issuing Bank’s risk with respect to the participation in such Letter of Credit of the Defaulting Lender, which arrangements may include Borrowers cash collateralizing such Defaulting Lender’s Letter of Credit Exposure in accordance with Section 2.3(g)(ii).  Additionally, Issuing Bank shall have no obligation to issue or extend a Letter of Credit if (A) any order, judgment, or decree of any Governmental Authority or arbitrator shall, by its terms, purport to enjoin or restrain Issuing Bank from issuing such Letter of Credit, or any law applicable to Issuing Bank or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over Issuing Bank shall prohibit or request that Issuing Bank refrain from the issuance of letters of credit generally or such Letter of Credit in particular, (B) the issuance of such Letter of Credit would violate one or more policies of Issuing Bank applicable to letters of credit generally, or (C) if amounts demanded to be paid under any Letter of Credit will not or may not be in United States Dollars.

(d)        Any Issuing Bank (other than Wells Fargo or any of its Affiliates) shall notify Agent in writing no later than the Business Day prior to the Business Day on which such Issuing Bank issues any Letter of Credit.  In addition, each Issuing Bank (other than Wells Fargo or any of its Affiliates) shall, on the first Business Day of each week, submit to Agent a report detailing the daily undrawn amount of each Letter of Credit issued by such Issuing Bank during the prior calendar week.  Borrowers and the Lender Group hereby acknowledge and agree that all Existing Letters of Credit listed on Schedule 2.11 shall constitute Letters of Credit under this Agreement on and after the Closing Date with the same effect as if such Existing Letters of Credit were issued by Issuing Bank at the request of Borrowers on the Closing Date. Each Letter of Credit shall be in form and substance reasonably acceptable to Issuing Bank, including the requirement that the amounts payable thereunder must be payable in Dollars. If Issuing Bank makes a payment under a Letter of Credit, Borrowers shall pay to Agent an amount equal to the applicable Letter of Credit Disbursement on the Business Day such Letter of Credit Disbursement is made and, in the absence of such payment, the amount of the Letter of Credit Disbursement immediately and automatically shall be deemed to be a Revolving Loan hereunder (notwithstanding any failure to satisfy any condition precedent set forth in Section 3) and, initially, shall bear interest at the rate then applicable to Revolving Loans that are Base Rate Loans.  If a Letter of Credit Disbursement is deemed to be a Revolving Loan hereunder, Borrowers’ obligation to pay the amount of such Letter of Credit Disbursement to Issuing Bank shall be automatically converted into an obligation to pay the resulting Revolving Loan.  Promptly following receipt by Agent of any payment from Borrowers pursuant to this paragraph, Agent shall distribute such payment to Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to Section 2.11(e) to reimburse Issuing Bank, then to such Revolving Lenders and Issuing Bank as their interests may appear.

(e)        Promptly following receipt of a notice of a Letter of Credit Disbursement pursuant to Section 2.11(d), each Revolving Lender agrees to fund its Pro Rata Share of any Revolving Loan deemed made pursuant to Section 2.11(d) on the same terms and conditions as if Borrowers had requested the amount thereof as a Revolving Loan and Agent shall promptly pay to Issuing Bank the amounts so received by it from the Revolving Lenders.  By the issuance of a Letter of Credit (or an amendment or extension of a Letter of Credit) and without any further action on the part of Issuing Bank or the Revolving Lenders, Issuing Bank shall be deemed to have granted to each Revolving Lender, and each Revolving Lender shall be deemed to have purchased, a participation in each Letter of Credit issued by Issuing Bank, in an amount equal to its Pro Rata Share of such Letter of Credit, and each such Revolving Lender agrees to pay to Agent, for the account of Issuing Bank, such Revolving Lender’s Pro Rata Share of any Letter of Credit Disbursement made by Issuing Bank under the applicable Letter of Credit.  In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to Agent, for the account of Issuing Bank, such Revolving Lender’s Pro Rata Share of each Letter of Credit Disbursement made by Issuing Bank and not reimbursed by Borrowers on the date due as provided in Section 2.11(d), or of any reimbursement payment that is required to be refunded (or that Agent or Issuing Bank elects, based upon the advice of counsel, to refund) to Borrowers for any reason.  Each Revolving Lender acknowledges and agrees that its obligation to deliver to Agent, for the account of Issuing Bank, an amount equal to its respective Pro Rata Share of each Letter of Credit Disbursement pursuant to this Section 2.11(e) shall be absolute and unconditional and such remittance shall be made notwithstanding the occurrence or continuation of an Event of Default or Default or the failure to satisfy any condition set forth in Section 3.  If any such Revolving Lender fails to make available to Agent the amount of such Revolving Lender’s Pro Rata Share of a Letter of Credit Disbursement as provided in this Section, such Revolving Lender shall be deemed to be a Defaulting Lender and Agent (for the account of Issuing Bank) shall be entitled to recover such amount on demand from such Revolving Lender together with interest thereon at the Defaulting Lender Rate until paid in full.

(f)        Each Borrower agrees to indemnify, defend and hold harmless each member of the Lender Group (including Issuing Bank and its branches, Affiliates, and correspondents) and each such Person’s respective directors, officers, employees, attorneys and agents (each, including Issuing Bank, a “Letter of Credit Related Person”) (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), which may be incurred by or awarded against any Letter of Credit Related Person (other than Taxes, except for Taxes arising from a non-Tax claim pursuant to this Section 2.11(f)) (the “Letter of Credit Indemnified Costs”), and which arise out of or in connection with, or as a result of this Agreement, any Letter of Credit, any Issuer Document, or any Drawing Document referred to in or related to any Letter of Credit, or any action or proceeding arising out of any of the foregoing (whether administrative, judicial or in connection with arbitration); in each case, including that resulting from the Letter of Credit Related Person’s own negligence, or any prohibition or payment or delay in payment of any amount payable by Issuing Bank to a beneficiary or transferee beneficiary of a Letter of Credit arising out of Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions; provided, however, that such indemnity shall not be available to any Letter of Credit Related Person claiming indemnification to the extent that such Letter of Credit Indemnified Costs may be finally determined in a final, non-appealable judgment of a court of competent jurisdiction to have resulted directly from the gross negligence, bad faith or willful misconduct of the Letter of Credit Related Person claiming indemnity.  This indemnification provision shall survive termination of this Agreement and all Letters of Credit.

(g)        The liability of Issuing Bank (or any other Letter of Credit Related Person) under, in connection with or arising out of any Letter of Credit (or pre-advice), regardless of the form or legal grounds of the action or proceeding, shall be limited to direct damages suffered by Borrowers that are caused directly by Issuing Bank’s gross negligence, bad faith or willful misconduct in (i) honoring a presentation under a Letter of Credit that on its face does not at least substantially comply with the terms and conditions of such Letter of Credit, (ii) failing to honor a presentation under a Letter of Credit that strictly complies with the terms and conditions of such Letter of Credit or (iii) retaining Drawing Documents presented under a Letter of Credit.  Issuing Bank shall be deemed to have acted with due diligence and reasonable care if Issuing Bank’s conduct is in accordance with Standard Letter of Credit Practice or in accordance with this Agreement.  Borrowers’ aggregate remedies against Issuing Bank and any Letter of Credit Related Person for wrongfully honoring a presentation under any Letter of Credit or wrongfully retaining honored Drawing Documents shall in no event exceed the aggregate amount paid by Borrowers to Issuing Bank in respect of the honored presentation in connection with such Letter of Credit under Section 2.11(d), plus interest at the rate then applicable to Base Rate Loans hereunder.  Borrowers shall take action to avoid and mitigate the amount of any damages claimed against Issuing Bank or any other Letter of Credit Related Person, including by enforcing its rights against the beneficiaries of the Letters of Credit.  Any claim by Borrowers under or in connection with any Letter of Credit shall be reduced by an amount equal to the sum of (x) the amount (if any) saved by Borrowers as a result of the breach or alleged wrongful conduct complained of; and (y) the amount (if any) of the loss that would have been avoided had Borrowers taken all reasonable steps to mitigate any loss, and in case of a claim of wrongful dishonor, by specifically and timely authorizing Issuing Bank to effect a cure.

(h)        Borrowers are responsible for the final text of the Letter of Credit as issued by Issuing Bank, irrespective of any assistance Issuing Bank may provide such as drafting or recommending text or by Issuing Bank’s use or refusal to use text submitted by Borrowers.  Borrowers understand that the final form of any Letter of Credit may be subject to such revisions and changes as are deemed necessary or appropriate by Issuing Bank, and Borrowers hereby consent to such revisions and changes not materially different from the application executed in connection therewith. Borrowers are solely responsible for the suitability of the Letter of Credit for Borrowers’ purposes.  If Borrowers request Issuing Bank to issue a Letter of Credit for an affiliated or unaffiliated third party (an “Account Party”), (i) such Account Party shall have no rights against Issuing Bank; (ii) Borrowers shall be responsible for the application and obligations under this Agreement; and (iii) communications (including notices) related to the respective Letter of Credit shall be among Issuing Bank and Borrowers.  Borrowers will examine the copy of the Letter of Credit and any other documents sent by Issuing Bank in connection therewith and shall promptly notify Issuing Bank (not later than three (3) Business Days following Borrowers’ receipt of documents from Issuing Bank) of any non-compliance with Borrowers’ instructions and of any discrepancy in any document under any presentment or other irregularity.  Borrowers understand and agree that Issuing Bank is not required to extend the expiration date of any Letter of Credit for any reason.  With respect to any Letter of Credit containing an “automatic amendment” to extend the expiration date of such Letter of Credit, Issuing Bank, in its sole and absolute discretion, may give notice of non-extension of such Letter of Credit and, if Borrowers do not at any time want the then current expiration date of such Letter of Credit to be extended, Borrowers will so notify Agent and Issuing Bank at least 30 calendar days before Issuing Bank is required to notify the beneficiary of such Letter of Credit or any advising bank of such non-extension pursuant to the terms of such Letter of Credit.

(i)         Borrowers’ reimbursement and payment obligations under this Section 2.11 are absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever, provided, however, that subject to Section 2.11(g) above, the foregoing shall not release Issuing Bank from such liability to Borrowers as may be finally determined in a final, non-appealable judgment of a court of competent jurisdiction against Issuing Bank following reimbursement or payment of the obligations and liabilities, including reimbursement and other payment obligations, of Borrowers to Issuing Bank arising under, or in connection with, this Section 2.11 or any Letter of Credit.

(j)         Without limiting any other provision of this Agreement, Issuing Bank and each other Letter of Credit Related Person (if applicable) shall not be responsible to Borrowers for, and Issuing Bank’s rights and remedies against Borrowers and the obligation of Borrowers to reimburse Issuing Bank for each drawing under each Letter of Credit shall not be impaired by:

(i)          honor of a presentation under any Letter of Credit that on its face substantially complies with the terms and conditions of such Letter of Credit, even if the Letter of Credit requires strict compliance by the beneficiary;

(ii)         honor of a presentation of any Drawing Document that appears on its face to have been signed, presented or issued (A) by any purported successor or transferee of any beneficiary or other Person required to sign, present or issue such Drawing Document or (B) under a new name of the beneficiary;

(iii)        acceptance as a draft of any written or electronic demand or request for payment under a Letter of Credit, even if nonnegotiable or not in the form of a draft or notwithstanding any requirement that such draft, demand or request bear any or adequate reference to the Letter of Credit;

(iv)        the identity or authority of any presenter or signer of any Drawing Document or the form, accuracy, genuineness or legal effect of any Drawing Document (other than Issuing Bank’s determination that such Drawing Document appears on its face substantially to comply with the terms and conditions of the Letter of Credit);

(v)         acting upon any instruction or request relative to a Letter of Credit or requested Letter of Credit that Issuing Bank in good faith believes to have been given by a Person authorized to give such instruction or request;

(vi)        any errors, omissions, interruptions or delays in transmission or delivery of any message, advice or document (regardless of how sent or transmitted) or for errors in interpretation of technical terms or in translation or any delay in giving or failing to give notice to Borrowers;

(vii)       any acts, omissions or fraud by, or the insolvency of, any beneficiary, any nominated person or entity or any other Person or any breach of contract between any beneficiary and any Borrower or any of the parties to the underlying transaction to which the Letter of Credit relates;

(viii)      assertion or waiver of any provision of the ISP or UCP that primarily benefits an issuer of a letter of credit, including any requirement that any Drawing Document be presented to it at a particular hour or place;

(ix)        payment to any presenting bank (designated or permitted by the terms of the applicable Letter of Credit) claiming that it rightfully honored or is entitled to reimbursement or indemnity under Standard Letter of Credit Practice applicable to it;

(x)         acting or failing to act as required or permitted under Standard Letter of Credit Practice applicable to where Issuing Bank has issued, confirmed, advised or negotiated such Letter of Credit, as the case may be;

(xi)        honor of a presentation after the expiration date of any Letter of Credit notwithstanding that a presentation was made prior to such expiration date and dishonored by Issuing Bank if subsequently Issuing

Bank or any court or other finder of fact determines such presentation should have been honored;

(xii)       dishonor of any presentation that does not strictly comply or that is fraudulent, forged or otherwise not entitled to honor; or

(xiii)      honor of a presentation that is subsequently determined by Issuing Bank to have been made in violation of international, federal, state or local restrictions on the transaction of business with certain prohibited Persons.

(k)        Borrowers shall pay immediately upon demand to Agent for the account of Issuing Bank as non-refundable fees, commissions, and charges (it being acknowledged and agreed that any charging of such fees, commissions, and charges to the Loan Account pursuant to the provisions of Section 2.6(d) shall be deemed to constitute a demand for payment thereof for the purposes of this Section 2.11(k)):  (i) a fronting fee which shall be imposed by Issuing Bank equal to .125% per annum times the average amount of the Letter of Credit Usage during the immediately preceding quarter (or if an Event of Default has occurred, month) (or portion thereof), plus (ii) any and all other customary commissions, fees and charges then in effect imposed by, and any and all expenses incurred by, Issuing Bank, or by any adviser, confirming institution or entity or other nominated person, relating to Letters of Credit, at the time of issuance of any Letter of Credit and upon the occurrence of any other activity with respect to any Letter of Credit (including transfers, assignments of proceeds, amendments, drawings extensions, or cancellations).

(l)         If by reason of (x) any Change in Law, or (y) compliance by Issuing Bank or any other member of the Lender Group with any direction, request, or requirement (irrespective of whether having the force of law) of any Governmental Authority or monetary authority including, Regulation D of the Board of Governors as from time to time in effect (and any successor thereto):

(i)          any reserve, deposit, or similar requirement is or shall be imposed or modified in respect of any Letter of Credit issued or caused to be issued hereunder or hereby or any Loans or obligations to make Loans hereunder or hereby, or

(ii)         there shall be imposed on Issuing Bank or any other member of the Lender Group any other condition regarding any Letter of Credit, Loans, or obligations to make Loans hereunder,

and the result of the foregoing is to increase, directly or indirectly, the cost (other than Taxes) to Issuing Bank or any other member of the Lender Group of issuing, making, participating in, or maintaining any Letter of Credit or to reduce the amount receivable in respect thereof, then, and in any such case, Agent may, at any time within a reasonable period after such additional cost is incurred or the amount received is reduced, notify Borrowers, and Borrowers shall pay within 30 days after demand therefor, such amounts as Agent may specify to be necessary to compensate Issuing Bank or any other member of the Lender Group for such additional cost or reduced receipt, together with interest on such amount from the date of such demand until payment in full thereof at the rate then applicable to Base Rate Loans hereunder; provided, that (A) Borrowers shall not be required to provide any compensation pursuant to this Section 2.11(l) for any such amounts incurred more than 180 days prior to the date on which the demand for payment of such amounts is first made to Borrowers, and (B) if an event or circumstance giving rise to such amounts is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.  The determination by Agent of any amount due pursuant to this Section 2.11(l), as set forth in a certificate setting forth the calculation thereof in reasonable detail, shall, in the absence of manifest or demonstrable error, be final and conclusive and binding on all of the parties hereto.

(m)       Each standby Letter of Credit shall expire not later than the date that is 12 months after the date of the issuance of such Letter of Credit; provided, that any standby Letter of Credit may provide for the automatic extension thereof for any number of additional periods each of up to one year in duration; provided further, that with respect to any Letter of Credit which extends beyond the Maturity Date, Letter of Credit Collateralization shall be provided therefor on or before the date that is five Business Days prior to the Maturity Date.  Each commercial Letter of Credit shall expire on the earlier of (i) 120 days after the date of the issuance of such commercial Letter of Credit and (ii) five Business Days prior to the Maturity Date.

(n)        If (i) any Event of Default shall occur and be continuing, or (ii) Excess Availability shall at any time be less than zero, then on the Business Day following the date when the Administrative Borrower receives notice from Agent or the Required Lenders (or, if the maturity of the Obligations has been accelerated, Revolving Lenders with Letter of Credit Exposure representing greater than 50% of the total Letter Credit Exposure) demanding Letter of Credit Collateralization pursuant to this Section 2.11(n) upon such demand, Borrowers shall provide Letter of Credit Collateralization with respect to the then existing Letter of Credit Usage, to the extent not already cash collateralized in accordance with the terms hereof.  If Borrowers fail to provide Letter of Credit Collateralization as required by this Section 2.11(n), the Revolving Lenders may advance, as Revolving Loans the amount of the cash collateral required pursuant to the Letter of Credit Collateralization provision so that the then existing Letter of Credit Usage is cash collateralized in accordance with the Letter of Credit Collateralization provision.

(o)        Unless otherwise expressly agreed by Issuing Bank and Borrowers when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the UCP shall apply to each commercial Letter of Credit.

(p)        In the event of a direct conflict between the provisions of this Section 2.11 and any provision contained in any Issuer Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other.  In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.11 shall control and govern.

(q)        At Borrowers’ cost and expense, Borrowers shall execute and deliver to Issuing Bank such additional certificates, instruments and/or documents and take such additional action as may be reasonably requested by Issuing Bank to enable Issuing Bank to issue any Letter of Credit pursuant to this Agreement and related Issuer Document, to protect, exercise and/or enforce Issuing Bank’s rights and interests under this Agreement or to give effect to the terms and provisions of this Agreement or any Issuer Document. Each Borrower irrevocably appoints Issuing Bank as its attorney-in-fact and authorizes Issuing Bank, without notice to Borrowers, to execute and deliver ancillary documents and letters customary in the letter of credit business that may include but are not limited to advisements, indemnities, checks, bills of exchange and issuance documents. The power of attorney granted by the Borrowers is limited solely to such actions related to the issuance, confirmation or amendment of any Letter of Credit and to ancillary documents or letters customary in the letter of credit business. This appointment is coupled with an interest.

(r)        The provisions of this Section 2.11 shall survive the termination of this Agreement and the repayment in full of the Obligations with respect to any Letters of Credit that remain outstanding.

(f)        Section 2.12(d)(ii) is hereby amended and restated in its entirety as follows:

(ii)       Subject to the provisions set forth in Section 2.12(d)(iii), in the event that any change in market conditions or any Change in Law shall at any time after the date hereof, in the reasonable opinion of any Lender, make it unlawful or impractical for such Lender to fund or maintain LIBOR Rate Loans or to continue such funding or maintaining, or to determine or charge interest rates at the LIBOR Rate, such Lender shall give notice of such changed circumstances to Agent and Borrowers and Agent promptly shall transmit the notice to each other Lender and (y) in the case of any LIBOR Rate Loans of such Lender that are outstanding, the date specified in such Lender’s notice shall be deemed to be the last day of the Interest Period of such LIBOR Rate Loans, and interest upon the LIBOR Rate Loans of such Lender thereafter shall accrue interest at the rate then applicable to Base Rate Loans, and (z) Borrowers shall not be entitled to elect the LIBOR Option until such Lender determines that it would no longer be unlawful or impractical to do so.

(g)        Section 2.12 of the Credit Agreement is hereby amended by adding the following new Section 2.12(d)(iii) immediately following Section 2.12(d)(ii):

(iii)      Effect of Benchmark Transition Event.

(A)     Benchmark Replacement.  Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, Agent and Administrative Borrower may amend this Agreement to replace the LIBOR Rate with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after Agent has posted such proposed amendment to all Lenders and Administrative Borrower so long as Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Required Lenders have delivered to Agent written notice that such Required Lenders accept such amendment. No replacement of the LIBOR Rate with a Benchmark Replacement pursuant to this Section 2.12(d)(iii) will occur prior to the applicable Benchmark Transition Start Date.

(B)     Benchmark Replacement Conforming Changes.  In connection with the implementation of a Benchmark Replacement, Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(C)     Notices; Standards for Decisions and Determinations.  Agent will promptly notify Administrative Borrower and the Lenders of (1) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (2) the implementation of any Benchmark Replacement, (3) the effectiveness of any Benchmark Replacement Conforming Changes, and (4) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by Agent or Lenders pursuant to this Section 2.12(d)(iii) including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 2.12(d)(iii).

(D)     Benchmark Unavailability Period.  Upon Administrative Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, Administrative Borrower may revoke any request for a LIBOR Borrowing of, conversion to or continuation of LIBOR Rate Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, Administrative Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans. During any Benchmark Unavailability Period, the component of Base Rate based upon the LIBOR Rate will not be used in any determination of the Base Rate.

(h)        Section 4.12 of the Credit Agreement is hereby amended by adding the following sentence at the end thereof: "As of the Amendment No. 1 Effective Date, the information included in the Beneficial Ownership Certification is true and correct in all respects."

(i)         Section 5 of the Credit Agreement is hereby amended by adding the following new Section 5.16 immediately after Section 5.15:

5.16     Specified Period Cash Collateralization. The Loan Parties shall, during the Specified Period, provide and maintain (a) Bank Product Collateralization and (b) Letter of Credit Collateralization pursuant to clause (a) of the definition thereof, with such cash collateral to be held in a segregated Deposit Account subject to a Control Agreement.

(j)         Section 5.12 of the Credit Agreement is hereby amended by adding the following sentence to the end thereof: "Agent shall not accept delivery of any joinder to any Loan Document with respect to any Subsidiary of any Loan Party that is not a Loan Party, if such Subsidiary qualifies as a "legal entity customer" under the Beneficial Ownership Regulation, unless such Subsidiary has delivered a Beneficial Ownership Certification in relation to such Subsidiary and Agent has completed its Patriot Act searches, OFAC/PEP searches and customary individual background checks for such Subsidiary, the results of which shall be satisfactory to Agent."

(k)        Section 6.4 of the Credit Agreement is hereby amended by adding the following parenthetical immediately before the final period of such section: "(including by an allocation of assets among newly divided limited liability companies pursuant to a "plan of division")".

(l)         Section 6.11 of the Credit Agreement is hereby amended and restated in its entirety in the following form:

6.11     Use of Proceeds.  Each Borrower will not, and will not permit any of its Restricted Subsidiaries to use the proceeds of any Loan made hereunder for any purpose other than (a) on the Closing Date, to pay the fees, costs, and expenses incurred in connection with this Agreement, the other Loan Documents, and the transactions contemplated hereby and thereby, in each case, as set forth in the Funds Flow Agreement, and (b) consistent with the terms and conditions hereof, for their lawful and permitted purposes (including that no part of the proceeds of the loans made to Borrowers will be used for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors); provided (1) Loans made to Parent Borrower may be used only to fund working capital and general corporate purposes of Parent Borrower and its Subsidiaries (other than OpCo Borrower and its Subsidiaries), (2) Loans made to OpCo Borrower may be used for working capital and general corporate purposes, and (3) no part of the proceeds of any Loan or Letter of Credit will be used, directly or indirectly, to make any payments to a Sanctioned Entity or a Sanctioned Person, to fund any investments, loans or contributions in, or otherwise make such proceeds available to, a Sanctioned Entity or a Sanctioned Person, to fund any operations, activities or business of a Sanctioned Entity or a Sanctioned Person, or in any other manner that would result in a violation of Sanctions by any Person.

(m)       Section 7 of the Credit Agreement is hereby amended and restated in its entirety as follows:

7.       FINANCIAL COVENANT.

7.1       Fixed Charge Coverage Ratio. Parent Borrower covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations (other than Contingent Surviving Obligations), upon the occurrence and during the continuance of a Covenant Testing Period, Borrowers will maintain a Fixed Charge Coverage Ratio, measured on a month-end basis of at least 1.0:1.0 for the trailing twelve-month period ended as of the last day of each such month, as applicable, commencing with the most recent period that is a month-end for which financial statements were, or were required to be, delivered hereunder prior to the applicable Covenant Testing Period.

7.2       Minimum Liquidity. Parent Borrower covenants and agrees that at all times during the Specified Period, Borrowers shall not permit Minimum Liquidity to be less than $75,000,000.

(n)        Section 15 of the Credit Agreement is hereby amended by adding the following now Section 15.19 immediately after Section 15.18 thereof:

15.19     Certain ERISA Matters

(a)        Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Agent, the Lead Arrangers, the Book Runner and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Loan Party, that at least one of the following is and will be true:

(i)         such Lender is not using “plan assets” (within the meaning of the Plan Asset Regulations) of one or more Benefit Plans in connection with the Loans, the Letters of Credit, the Commitments or the Bank Products,

(ii)       the transaction exemption set forth in one or more PTEs, such as PTE 84- 14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments, the Bank Products and this Agreement,

(iii)      (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments, the Bank Products and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments, the Bank Products and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments, the Bank products and this Agreement, or

(iv)       such other representation, warranty and covenant as may be agreed in writing between the Agent, in its sole discretion, and such Lender.

(b)        In addition, unless Section 15.19(a)(i) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant as provided in Section 15.19(a)(iv), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Agent, the Lead Arranger, the Book Runner and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Loan Party, that none of the Agent, or any Lead Arranger or Book Runner or any of their respective Affiliates is a fiduciary with respect to the Collateral or the assets of such Lender (including in connection with the reservation or exercise of any rights by the Agent under this Agreement, any Loan Document or any documents related to hereto or thereto).

(c)        The Agent, the Lead Arranger and Book Runner, each hereby inform the Lenders that each such Person is not undertaking to provide investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Letters of Credit, the Commitments, the Bank Products, this Agreement and any other Loan Documents,

(ii) may recognize a gain if it extended the Loans, the Letters of Credit, the Commitments or the Bank Products for an amount less than the amount being paid for an interest in the Loans, the Letters of Credit, the Commitments or the Bank Products by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

(o)        Section 17 of the Credit Agreement is hereby amended by adding the following new Sections 17.16 and 17.17 immediately after Section 17.15 thereof:

17.16     Acknowledgement Regarding Any Supported QFCs.  To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States).  In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

17.17     Acknowledgement and Consent to Bail-In of EEA Financial Institutions.  Notwithstanding any other term of any Loan Document or any other agreement, arrangement or understanding between the parties, each party acknowledges and accepts that any liability of any party to any other party under or in connection with the Loan Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)        any Bail-In Action in relation to any such liability, including (without limitation):

(i)         a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)       a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)      a cancellation of any such liability; and

(b)        a variation of any term of any Loan Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

(p)        Schedule 1.1 of the Credit Agreement is hereby amended by amending and restating the following defined terms as follows:

“Anti-Corruption Laws” means the FCPA, the U.K. Bribery Act of 2010, as amended, and all other applicable laws and regulations or ordinances concerning or relating to bribery, money laundering or corruption in any jurisdiction in which any Loan Party or any of its Subsidiaries or Affiliates is located or is doing business.

“Applicable Margin” means, as of any date of determination and with respect to Base Rate Loans or LIBOR Rate Loans, as applicable, the applicable margin per annum set forth in the following table that corresponds to the Average Excess Availability of Borrowers for the then most recently ended quarter; provided, that any time an Event of Default has occurred and is continuing, the Applicable Margin shall be set at the margin in the row styled “Level II”:

Level	Average Excess Availability	Applicable Margin Relative to Base Rate Loans (the “Base Rate Margin”)	Applicable Margin Relative to LIBOR Rate Loans (the “LIBOR Rate Margin”)
I	> $50,000,000	0.75%	1.75%
II	< $50,000,000	1.00%	2.00%

The Applicable Margin shall be re-determined as of the first day of each fiscal quarter of Borrowers.

“Available Increase Amount” means, as of any date of determination, an amount equal to the result of (a) $40,000,000 minus (b) the aggregate principal amount of Increases to the Revolver Commitments previously made pursuant to Section 2.14 of the Agreement.

“Base Rate” means a per annum rate equal to the greatest of (a) the Federal Funds Rate plus ½%, (b) the LIBOR Rate (which rate shall be calculated based upon an Interest Period of 1 month and shall be determined on a daily basis), plus 1 percentage point, and (c) the rate of interest announced, from time to time, within Wells Fargo at its principal office in San Francisco as its “prime rate”, with the understanding that the “prime rate” is one of Wells Fargo’s base rates (not necessarily the lowest of such rates) and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto and is evidenced by the recording thereof after its announcement in such internal publications as Wells Fargo may designate (and, if any such announced rate is below zero, then the rate determined pursuant to this clause (c) shall be deemed to be zero).

“Borrowing Base” means, as of any date of determination, the result of:

(a)        85% of the amount of Eligible Accounts, less the amount, if any, of the Dilution Reserve, plus

(b)        75% of the amount of Eligible Unbilled Accounts, plus

(c)        after the delivery of a field exam and inventory appraisal, each in form and substance reasonably satisfactory to the Agent, the lesser of (i) 70% of the lower of cost or fair market value (determined on a first in/first out basis) of Eligible Inventory and (ii) 85% of the product of (x) the Net Recovery Percentage identified in the most recent Acceptable Appraisal of Inventory multiplied by (y) Eligible Inventory; provided, that notwithstanding anything set forth in this Agreement or any other Loan Document to the contrary, after the Amendment No. 1 Effective Date, no Eligible Inventory shall be included in the Borrowing Base, minus

(d)        the aggregate amount of reserves, if any, established by Agent under Section 2.1(c) of the Agreement;

provided, that no more than 15% of the Borrowing Base may be comprised of Eligible Unbilled Accounts and any amount of Eligible Unbilled Accounts that would cause Eligible Unbilled Accounts to exceed 15% of the Borrowing Base shall be excluded from the calculation thereof.

“Covenant Testing Period” means the period commencing on any date on which (a) Excess Availability is less than the greater of (1) $12,500,000 and (2) 10.0% of the Line Cap or (b) an Event of Default shall occur, and, in each case, ending upon a Covenant Testing Reversion Date; provided that no Covenant Testing Period shall occur during the Specified Period.

“LIBOR Rate” means the greater of (a) 0.75% per annum, and (b) the rate per annum as published by ICE Benchmark Administration Limited (or any successor page or other commercially available source as the Agent may designate from time to time) as of 11:00 a.m., London time, two Business Days prior to the commencement of the requested Interest Period, for a term, and in an amount, comparable to the Interest Period and the amount of the LIBOR Rate Loan requested (whether as an initial LIBOR Rate Loan or as a continuation of a LIBOR Rate Loan or as a conversion of a Base Rate Loan to a LIBOR Rate Loan) by Borrowers in accordance with this Agreement (and, if any such published rate is below zero, then the rate determined pursuant to this clause (b) shall be deemed to be zero). Each determination of the LIBOR Rate shall be made by the Agent and shall be conclusive in the absence of manifest error.

“Maximum Revolver Amount” means $100,000,000, decreased by the amount of reductions in the Revolver Commitments made in accordance with Section 2.4(c) of the Agreement or increased by the amount of Increases made in accordance with Section 2.14 of the Agreement.

“Sanctioned Entity” means (a) a country or territory or a government of a country or territory, (b) an agency of the government of a country or territory, (c) an organization directly or indirectly controlled by a country or territory or its government, (d) a Person resident in or determined to be resident in a country or territory, in each case of clauses (a) through (d) that is a target of Sanctions, including a target of any country sanctions program administered and enforced by OFAC, or (e) a Sanctioned Person.

(q)        Schedule 1.1 of the Credit Agreement is hereby amended by adding the following defined terms:

“Amendment No. 1 Effective Date” means August 14, 2020.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)        in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)        in relation to any state other than such an EEA Member Country or (to the extent that the United Kingdom is not such an EEA Member Country) the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“Benchmark Replacement” means the sum of:  (a) the alternate benchmark rate (which may include Term SOFR) that has been selected by Agent and Administrative Borrower giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the LIBOR Rate for United States dollar-denominated syndicated credit facilities and (b) the Benchmark Replacement Adjustment; provided that, if the Benchmark Replacement as so determined would be less than zero, the Benchmark Replacement shall be deemed to be zero for the purposes of this Agreement.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the LIBOR Rate with an Unadjusted Benchmark Replacement for each applicable Interest Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by Agent and Administrative Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBOR Rate with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBOR Rate with the applicable Unadjusted Benchmark Replacement for United States dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate”, the definition of “Interest Period”, timing and frequency of determining rates and making payments of interest and other administrative matters) that Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by Agent in a manner substantially consistent with market practice (or, if Agent decides that adoption of any portion of such market practice is not administratively feasible or if Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as Agent decides is reasonably necessary in connection with the administration of this Agreement).

“Benchmark Replacement Date” means the earlier to occur of the following events with respect to the LIBOR Rate:

(a)  in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of the LIBOR Rate permanently or indefinitely ceases to provide the LIBOR Rate; or

(b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the LIBOR Rate:

(a)  a public statement or publication of information by or on behalf of the administrator of the LIBOR Rate announcing that such administrator has ceased or will cease to provide the LIBOR Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBOR Rate;

(b) a public statement or publication of information by the regulatory supervisor for the administrator of the LIBOR Rate, the Federal Reserve System of the United States (or any successor), an insolvency official with jurisdiction over the administrator for the LIBOR Rate, a resolution authority with jurisdiction over the administrator for the LIBOR Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the LIBOR Rate, which states that the administrator of the LIBOR Rate has ceased or will cease to provide the LIBOR Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBOR Rate; or

(c)  a public statement or publication of information by the regulatory supervisor for the administrator of the LIBOR Rate announcing that the LIBOR Rate is no longer representative.

“Benchmark Transition Start Date” means (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by Agent or the Required Lenders, as applicable, by notice to Administrative Borrower, Agent (in the case of such notice by the Required Lenders) and the Lenders.

“Benchmark Unavailability Period” means, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the LIBOR Rate and solely to the extent that the LIBOR Rate has not been replaced with a Benchmark Replacement, the period (x) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the LIBOR Rate for all purposes hereunder in accordance with Section 2.12(d)(iii) and (y) ending at the time that a Benchmark Replacement has replaced the LIBOR Rate for all purposes hereunder pursuant to Section 2.12(d)(iii).

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulations.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code to which Section 4975 of the Code applies, and (c) any Person whose assets include (for purposes of the Plan Asset Regulations or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“BHC Act Affiliate” of a Person means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such Person.

“Consolidated Cash Balance” means, at any time, (a) the aggregate amount of cash and Cash Equivalents, marketable securities, treasury bonds and bills, certificates of deposit, investments in money market funds and commercial paper, in each case, held or owned by (either directly or indirectly), credited to the account of or would otherwise be required to be reflected as an asset on the balance sheet of the Borrower and its Subsidiaries less (b) the sum of (i) any cash or Cash Equivalents to pay royalty obligations, working interest obligations, suspense payments, severance taxes, payroll, payroll taxes, other taxes, employee wage and benefit payments and trust and fiduciary obligations or other obligations of the Borrower or any Subsidiary to third parties and for which the Borrower or such Subsidiary has issued checks or has initiated wires or ACH transfers (or, in the Borrower’s discretion, will issue checks or initiate wires or ACH transfers within five (5) business days) in order to pay, (ii) other amounts for which the Borrower or such Subsidiary has issued checks or has initiated wires or ACH transfers but have not yet been subtracted from the balance in the relevant account of the Borrower or such Subsidiary and (iii) to the extent included in clause (a) above, any cash collateral held by Agent to secure any Bank Product Obligations or Letters of Credit pursuant to this Agreement (including any cash collateral maintained pursuant to Section 5.16).

“Covered Entity” means any of the following:

(a)  a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(b)  a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(c)  a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” has the meaning specified therefor in Section 17.16 of this Agreement.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Early Opt-in Election” means the occurrence of:

(a) (i) a determination by Agent or (ii) a notification by the Required Lenders to Agent (with a copy to Administrative Borrower) that the Required Lenders have determined that United States dollar-denominated syndicated credit facilities being executed at such time, or that include language similar to that contained in Section 2.12(d)(iii) are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace the LIBOR Rate, and

(b) (i) the election by Agent or (ii) the election by the Required Lenders to declare that an Early Opt-in Election has occurred and the provision, as applicable, by Agent of written notice of such election to Administrative Borrower and the Lenders or by the Required Lenders of written notice of such election to Agent.

“Federal Reserve Bank of New York's Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

“Minimum Liquidity” shall mean an amount equal to the result of the sum of (i) the Consolidated Cash Balance, (ii) without duplication with amounts included in the foregoing clause (i), any cash collateral on deposit with Agent pursuant to this Agreement (including Section 5.16), and (iii) Excess Availability (provided, that if Excess Availability is less than zero, then for the purposes of this definition, Excess Availability shall be deemed to be zero).

“Plan Asset Regulations” shall mean 29 CFR § 2510.3-101 et seq., as modified by Section 3(42) of ERISA, as amended from time to time.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. § 5390(c)(8)(D).

“QFC Credit Support” has the meaning specified therefor in Section 17.16 of this Agreement.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York's Website.

“Specified Period” shall mean the period beginning with the Amendment No. 1 Effective Date and ending on January 14, 2021.

“Supported QFC” has the meaning specified therefor in Section 17.16 of this Agreement.

“Term SOFR” means the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“UK Bail-In Legislation” means (to the extent that the United Kingdom is not an EEA Member Country which has implemented, or implements, Article 55 BRRD) Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“U.S. Special Resolution Regimes” has `the meaning specified therefor in Section 17.15 of this Agreement.

“Write-down and Conversion Powers” means:

(a)        in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)        in relation to any other applicable Bail-In Legislation:

(i)         any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)        any similar or analogous powers under that Bail-In Legislation; and

(c)        in relation to any UK Bail-In Legislation:

(i)         any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)       any similar or analogous powers under that UK Bail-In Legislation.

(r)        Schedule C-1 of the Credit Agreement is  hereby amended and restated in its entirety in the form attached hereto as Schedule C-1.

(s)        Schedule 5.1 of the Credit Agreement is hereby amended and restated in its entirety in the form attached hereto as Schedule 5.1

(t)         Schedule 5.2 of the Credit Agreement is hereby amended and restated in its entirety in the form attached hereto as Schedule 5.2.

3.         Amendments to Guaranty and Security Agreement.  Subject to the satisfaction of the conditions set forth in Section 6 below, and in reliance on the representations and warranties of the Loan Parties set forth in Section 7 below, Section 1 of the Guaranty and Security Agreement is hereby amended by amending and restating the definition of "Triggering Event" as follows:

“Triggering Event” means, as of any date of determination, that (A) an Event of Default has occurred as of such date, or (B) at any time that is not during the Specified Period, Excess Availability is less than the greater of either (i) 10% of the Line Cap or (ii) $12,500,000 for 2 consecutive Business Days at any time.

4.         Continuing Effect.  Except as expressly set forth in Section 2 or Section 3 of this Amendment, nothing in this Amendment shall constitute a waiver or other modification of any other terms or provisions of the Credit Agreement or any other Loan Document, and the Credit Agreement and the other Loan Documents shall remain unchanged and shall continue in full force and effect, in each case as amended hereby.  This Amendment is a Loan Document.

5.         Reaffirmation and Confirmation.  Each Loan Party party hereto hereby ratifies, affirms, acknowledges and agrees that the Credit Agreement and the other Loan Documents to which it is a party represent the valid, enforceable and collectible obligations of such Loan Party, and further acknowledges that there are no existing claims, defenses, personal or otherwise, or rights of setoff whatsoever with respect to the Credit Agreement or any other Loan Document.  Each Loan Party party hereto hereby agrees that this Amendment in no way acts as a release or relinquishment of the Liens and rights securing payments of the Obligations.  The Liens and rights securing payment of the Obligations are hereby ratified and confirmed by each Loan Party party hereto in all respects.

6.         Conditions to Effectiveness.  This Amendment shall become effective upon the satisfaction of each of the following conditions precedent, in each case satisfactory to Agent in all respects:

(a)        Agent shall have received an executed copy of this Amendment by the Borrowers, the Agent, and Required Lenders, in form and content reasonably acceptable to Agent;

(b)        The representations and warranties of each Loan Party set forth in Section 7 below shall be true and correct as of the date hereof;

(c)        Agent shall have received the Amendment Fee (as defined below) in immediately available funds together with payment of all fees, expenses, and other amounts due and payable on the date hereof under each Loan Document (including fees and expenses of outside counsel to Agent to the extent a request therefor is made on or prior to the date hereof), including without limitation, all fees and expenses pertaining to this Amendment (it being agreed and understood that, unless paid by the Borrowers on or prior to the date hereof, Agent is hereby authorized to charge such Amendment Fee and other fees and expenses as Revolving Loans on or after the date hereof); and

(d)        no Default or Event of Default shall have occurred and be continuing on the date hereof or as of the date of the effectiveness of this Amendment, after giving effect hereto.

7.         Representations and Warranties.  In order to induce Agent and Lenders to enter into this Amendment, each Loan Party party hereto hereby represents and warrants to Agent and Lenders that:

(a)        after giving effect to this Amendment, all representations and warranties contained in the Loan Documents to which such Loan Party is a party are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date of this Amendment, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of such earlier date);

(b)        no Default or Event of Default shall have occurred and be continuing on the date hereof or as of the date of the effectiveness of this Amendment, after giving effect hereto; and

(c)        this Amendment and the Loan Documents, as amended hereby, constitute legal, valid and binding obligations of such Loan Party and are enforceable against such Loan Party in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally.

8.         Amendment Fee.  In consideration of the agreements of the Lenders set forth herein, the Borrowers hereby agree to pay to the Agent for the ratable benefit of the Lenders signatory hereto an amendment fee (the "Amendment Fee") on the date hereof in immediately available funds in an amount equal to $75,000, which Amendment Fee shall be fully earned and nonrefundable on the date hereof and which Amendment Fee is in addition to and not in replacement of any fees or expenses payable to Agent or any Lender under the Credit Agreement or any other Loan Document.

9.         Miscellaneous.

(a)        Choice of Law and Venue; Jury Trial Waiver.  Without limiting the applicability of any other provision of the Credit Agreement or any other Loan Document, the terms and provisions set forth in Section 12 of the Credit Agreement are expressly incorporated herein by reference.

(b)        Counterparts.  This Amendment may be executed in any number of counterparts, and by the parties hereto on the same or separate counterparts, and each such counterpart, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute one and the same agreement.  Delivery of an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Amendment.

(c)        No Novation.  The parties hereto acknowledge and agree that:  (i) this Amendment and any other document or instrument executed and delivered in connection herewith do not constitute and shall in no event be deemed to be a compromise, satisfaction, reinstatement, accord and satisfaction, novation, release or termination of the Obligations as in effect prior to the date hereof, or of any the Loan Documents or any rights or obligations thereunder, or a waiver by Agent or Lenders of any of their rights under this Amendment or the other the Loan Documents, whether at law or in equity or otherwise; (ii) the Obligations are in all respects continuing with only the terms thereof being modified to the extent expressly provided in this Amendment; and (iii) the guarantees and the Liens and security interests as granted or purported to be granted under or pursuant to the Credit Agreement and the other Loan Documents securing payment of the Obligations are in all such respects continuing in full force and effect and secure the payment of the Obligations as provided therein.

10.       Release; Covenant Not to Sue.

(a)        In consideration of the agreements of Agent and Lenders contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Loan Party, on behalf of itself and its successors, assigns, and other legal representatives (each Loan Party and all such other Persons being hereinafter referred to collectively as the "Releasors" and individually as a "Releasor"), hereby absolutely, unconditionally and irrevocably releases, remises and forever discharges Agent and Lenders, and their successors and assigns, and their present and former shareholders, members, managers, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents, legal representatives, and other representatives (Agent, each Lender and all such other Persons being hereinafter referred to collectively as the "Releasees" and individually as a "Releasee"), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which any Releasor may now own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the day and date of this Amendment, in any way related to or in connection with the Credit Agreement, or any of the other Loan Documents or transactions thereunder or related thereto (individually, a "Claim" and collectively, "Claims").

(b)        Each Loan Party understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.

(c)        Each Releasor hereby absolutely, unconditionally, and irrevocably covenants and agrees with and in favor of each Releasee that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised, and discharged by any Releasor pursuant to this Section 9.  If any Releasor violates the foregoing covenant, each Loan Party for itself and its successors and assigns, and other legal representatives, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys' fees and costs incurred by any Releasee as a result of such violation.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized and delivered as of the date first above written.

BORROWERS:	FTS INTERNATIONAL SERVICES, LLC, a Texas limited liability company

	By:	/s/ Jennifer L. Keefe
	Name:	Jennifer L. Keefe
	Title:	General Counsel

FTS INTERNATIONAL, INC., a Delaware corporation

	By:	/s/ Jennifer L. Keefe
	Name:	Jennifer L. Keefe
	Title:	General Counsel

GUARANTOR	FTS INTERNATIONAL MANUFACTURING, LLC, a Texas limited liability company

	By:	/s/ Jennifer L. Keefe
	Name:	Jennifer L. Keefe
	Title:	General Counsel

Signature Page to Amendment No. 1 to Credit Agreement and Amendment No. 1 to Guaranty and Security Agreement

WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Agent, as Book Runner, and as a Lender

By:	/s/ Becky Rountree
Name:	Becky Rountree
Its Authorized Signatory

MORGAN STANLY BANK, N.A., as a Lender

By:
Name:
Its Authorized Signatory

CITIBANK, N.A., as a Lender

By:	/s/ Brendan Mackay
Name:	Brendan Mackay
Title:	Vice President

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as a Lender

By:	/s/ Megan Kane
Name:	Megan Kene
Title:	Authorized Signatory

By:	/s/ Didier Siffer
Name:	Didier Siffer
Title:	Authorized Signatory

BARCLAYS BANK PLC, as a Lender

By:	/s/ Sydney G. Dennis
Name:	Sydney G. Dennis
Title:	Director

Signature Page to Amendment No. 1 to Credit Agreement and Amendment No. 1 to Guaranty and Security Agreement

Schedule C-1

Commitments

Lender	Total Commitment
Wells Fargo Bank, National Association	$36,000,000.00
Credit Suisse AG, Cayman Islands Branch	$20,000,000.00
Morgan Stanley Bank, N.A.	$18,800,000.00
Barclays Bank PLC	$15,200,000.00
Citibank, N.A.	$10,000,000.00
All Lenders	$100,000,000.00

Schedule 5.1

Deliver to Agent (and if so requested by Agent, with copies for each Lender) each of the financial statements, reports, or other items set forth below at the following times listed opposite each such item (if applicable) in form reasonably satisfactory to Agent (capitalized terms used herein without definition have the meanings set forth in the Agreement to which this Schedule is attached):

Deadline	Deliverable
within 30 days after the end of each month, other than the last month of any fiscal quarter of Parent Borrower,

(a)an internally-prepared unaudited consolidated balance sheet of Parent Borrower and its Subsidiaries as of the close of such month and  internally-prepared unaudited consolidated statements of income and cash flows for such month, all in reasonable detail, and certified by an Authorized Person of Parent Borrower to present fairly in all material respects the financial condition of Parent Borrower and its Subsidiaries on a consolidated basis as of their respective dates and the results of operations of Parent Borrower and its Subsidiaries for the respective periods then ended, subject to normal quarter-end and year-end adjustments and the absence of footnotes, and

(b)a Compliance Certificate along with the underlying calculations, which shall include in any event (i) the calculations to arrive at Consolidated Cash Flow, the Fixed Charge Coverage Ratio, and, from and after the Specified Period, if a Covenant Testing Period has occurred and is continuing, demonstrating compliance with the covenant set forth in Section 7.1 of the Agreement, and (ii) during the Specified Period, a certification as to whether Minimum Liquidity, on and as of such delivery date and as of each day from and after the delivery of the immediately preceding Compliance Certificate (or, solely in the case of the delivery of the first Compliance Certificate after the Amendment No. 1 Effective Date, as of each day from and after the Amendment No. 1 Effective Date) has exceeded the amount set forth in Section 7.2 of the Agreement;

within 45 days after the end of each of the first three fiscal quarters during each of Parent Borrowerʼs fiscal years, commencing with the fiscal quarter ended March 31, 2018,

(c)an unaudited consolidated balance sheet of Parent Borrower and its Subsidiaries as of the close of such fiscal quarter and unaudited consolidated statements of income, retained earnings and cash flows for such fiscal quarter and a report containing management’s discussion and analysis of such financial statements for such fiscal quarter and that portion of the fiscal year then ended, including the notes thereto, all in reasonable detail setting forth in comparative form the corresponding figures as of the end of and for the corresponding period in the preceding fiscal year and prepared by Parent Borrower in accordance with GAAP and, if applicable, containing disclosure of the effect on the financial position or results of operations of any change in the application of accounting principles and practices during the period, and certified by an Authorized Person of Parent Borrower to present fairly in all material respects the financial condition of Parent Borrower and its Subsidiaries on a consolidated basis as of their respective dates and the results of operations of Parent Borrower and its Subsidiaries for the respective periods then ended, subject to normal year-end adjustments and the absence of footnotes, and

(d)a Compliance Certificate along with the underlying calculations, which shall include in any event (i) the calculations to arrive at Consolidated Cash Flow, the Fixed Charge Coverage Ratio, and, from and after the Specified Period, if a Covenant Testing Period has occurred and is continuing, demonstrating compliance with the covenant set forth in Section 7.1 of the Agreement, and (ii) during the Specified Period, a certification as to whether Minimum Liquidity, on and as of such delivery date and as of each day from and after the delivery of the immediately preceding Compliance Certificate (or, solely in the case of the delivery of the first Compliance Certificate after the Amendment No. 1 Effective Date, as of each day from and after the Amendment No. 1 Effective Date) has exceeded the amount set forth in Section 7.2 of the Agreement;

within 90 days after the end of each of Parent Borrower’s fiscal years, commencing with the fiscal year ended December 31, 2017,

(e)an audited consolidated balance sheet of Parent Borrower and its Subsidiaries as of the close of such fiscal year and audited consolidated statements of income, retained earnings and cash flows for such fiscal year and a report containing management’s discussion and analysis of such financial statements for such fiscal year, including the notes thereto, all in reasonable detail setting forth in comparative form the corresponding figures as of the end of and for the preceding fiscal year and prepared in accordance with GAAP and, if applicable, containing disclosure of the effect on the financial position or results of operations of any change in the application of accounting principles and practices during the year.  Such annual financial statements shall be audited by Grant Thornton LLP or any other independent certified public accounting firm of recognized national standing reasonably acceptable to Agent, and accompanied by a report and opinion thereon by such certified public accountants prepared in accordance with generally accepted auditing standards that is not subject to any qualifications (including any (i) “going concern” or like qualification or exception, (ii) qualification or exception as to the scope of such audit, or (iii) qualification which relates to the treatment or classification of any item and which, as a condition to the removal of such qualification, would require an adjustment to, such item, the effect of which would be to cause any noncompliance with the provisions of Section 7) or exception or any qualification as to the scope of such audit, and

(f)a Compliance Certificate along with the underlying calculations, including the calculations to arrive at Consolidated Cash Flow, the Fixed Charge Coverage Ratio,  and, if a Covenant Testing Period has occurred and is continuing, demonstrating compliance with the covenant set forth in Section 7.1 of the Agreement;

within 60 days after the end of each of Parent Borrower’s fiscal years,

(g)copies of Parent’s Borrowers’ Projections, in form and substance (including as to scope and underlying assumptions) satisfactory to Agent, in its Permitted Discretion, for the forthcoming three years, year by year, and for the forthcoming fiscal year, fiscal quarter by fiscal quarter;

if filed by any Loan Party with the SEC after the Closing Date, promptly after the same becomes publicly available or Parent Borrower notifies the Agent of the filing or public availability thereof,

(h)copies of any Form 10-Q quarterly reports, Form 10-K annual reports, and Form 8-K current reports of any Loan Party, and

(i)copies of any other filings made by Parent Borrower with the SEC after the Closing Date;

promptly, but in any event within 5 Business Days, after any Loan Party has knowledge that a Default or an Event of Default has occurred and is continuing,	(j) notice of such Default or Event of Default and a statement of any action that the Borrowers propose to take with respect thereto;

promptly after the commencement thereof, but in any event within 5 Business Days after any Authorized Person has knowledge of the filing or commencement thereof, or the service of process with respect thereto on a Loan Party or any of its Restricted Subsidiaries, in each case, after the Closing Date,

(k)the filing or commencement of any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority, against any Loan Party or a Restricted Subsidiary thereof that would reasonably be expected to result in a Material Adverse Effect;

promptly after an Authorized Person obtains knowledge thereof,

(l)any notice of any violation received by any Loan Party or any Restricted Subsidiary thereof from any Governmental Authority including, without limitation, any notice of violation of Environmental Laws, which, in each case would reasonably be expected to have a Material Adverse Effect, and

(m)any development that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect;

promptly after the request therefor by Agent or any Lender after the Closing Date,

(n)such other information and documentation required by bank regulatory authorities under applicable “know your customer” and Anti-Money Laundering Laws (including, without limitation, the Patriot Act); and

from time to time, within a reasonable time period after the reasonable request therefor by Agent or any Lender after the Closing Date,	(o)other information regarding the operations, business affairs and financial condition of any Loan Party or any Restricted Subsidiary thereof.

If Parent Borrower has designated any of its Subsidiaries as Unrestricted Subsidiaries, then at the request of the Agent in its Permitted Discretion, the monthly, quarterly and annual financial information required by this Schedule 5.1 will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in the accompanying management’s discussion and analysis, of the financial condition and results of operations of Parent Borrower and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Parent Borrower.

Schedule 5.2

Provide Agent (and if so requested by Agent, with copies for each Lender) with each of the documents set forth below at the following times in form reasonably satisfactory to Agent (capitalized terms used herein without definition have the meanings set forth in the Agreement to which this Schedule is attached):

Timing	Deliverable

Monthly (no later than the 25th day after the end of each fiscal month, prepared as of the end of such fiscal month), or

Weekly (no later than the 5th Business Day after the end of each week), if a Collateral Reporting Trigger Event has occurred and is continuing.

(a) an executed Borrowing Base Certificate,

(b) a detailed aging, by total, of the Borrowers’ Accounts included in the Borrowing Base reflected in the then most recent Borrowing Base Certificate delivered to Agent (delivered electronically in a format acceptable to Agent in the exercise of its Permitted Discretion, if Parent Borrower has implemented electronic reporting),

(c) a detailed Inventory report with regard to Inventory included in the Borrowing Base reflected in the then most recent Borrowing Base Certificate delivered to Agent (delivered electronically in a format acceptable to Agent in the exercise of its Permitted Discretion, if Parent Borrower has implemented electronic reporting),

(d) a summary aging, by vendor, of each Borrower’s accounts payable and any book overdraft (delivered electronically in a format acceptable to Agent in the exercise of its Permitted Discretion, if Parent Borrower has implemented electronic reporting) and an aging, by vendor, of any held checks,

(e) [Reserved],

(f) [Reserved],

(g) a detailed report of the Borrowers’ Accounts that are Eligible Unbilled Accounts; and

provided that for so long as any monthly or weekly, if applicable, reports and deliverables required to be delivered (x) are not delivered when required or (y) do not, with respect to a Borrowing Base Certificate, include the items of information specified in Exhibit B-1 to the Agreement (with such changes, if any, agreed to by Agent in its Permitted Discretion) or in the preceding clauses (b), (c) and (g), in each case, for such month or week, if applicable, for Accounts and/or Inventory included in the Borrowing Base, Agent shall have the right to establish such Reserves that it deems appropriate in its Permitted Discretion.

The Borrowers may, at their election, deliver Borrowing Base Certificates and the other reports set forth in items (a) through (g) hereof on a more frequent basis than the periods required above.

Monthly (no later than the last Business Day of each month), if the Consolidated Cash Balance (without giving effect to the deduction made pursuant to clause (iii) of the definition thereof) is equal to or greater than $75,000,000 as of the most recent calculation date, or

Weekly (no later than the last Business Day of each week), if the Consolidated Cash Balance (without giving effect to the deduction made pursuant to clause (iii) of the definition thereof) is less than $75,000,000 as of the most recent calculation date.

(h) either (i) a rolling 13-week cash flow forecast in reasonable detail for Parent Borrower and its Subsidiaries, or (ii) a copy of Parent Borrower’s Projections for the forthcoming three months, month by month, in each case, which forecast or Projections shall include a forecasted statement of the Consolidated Cash Balance of Parent Borrower and its Subsidiaries as of last day of such month (or week, if delivered on a weekly basis), each in form and substance satisfactory to Agent, in its Permitted Discretion.

Annually (to be delivered when Parent Borrower delivers the financial statements required by clause (e) of Schedule 5.1 to the Agreement to which this Schedule is attached),

(i) a Perfection Certificate or a supplement to a previously-delivered Perfection Certificate, as Parent Borrower may elect, and

(j) a detailed list of each Borrower’s customers, with address and contact information, the Accounts of which are included in the then most recent Borrowing Base Certificate delivered to Agent.

Within a reasonable period of time after reasonable request by Agent,

(k) copies of purchase orders and invoices for Inventory included in the then most recent Borrowing Base Certificate delivered to Agent, and

(l) such other reports regarding the Collateral as Agent may reasonably request.